

June 8, 2015

Via Email
Jeff W. Sheets
Chief Financial Officer
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

      Re: **ConocoPhillips**
              Form 10-K for the Fiscal Year ended December 31, 2014
              Filed February 24, 2015
              File No. 001-32395

Dear Mr. Sheets:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Non-GAAP Price Normalized Cash Margin Reconciliation, page 63

1.   We note disclosure in which you state your 2014 non-GAAP price cash margin is normalized for changes in commodity prices across time periods and that changes in this performance measure demonstrate an underlying portfolio shift to liquids and more favorable fiscal regimes. Please address the following points.

- Describe more clearly the nature and purpose of the price normalization calculation.

- Explain why you believe this measurement is useful to an investor, given that prices for crude oil, bitumen, natural gas, natural gas liquids and LNG are volatile and can fluctuate widely, as disclosed elsewhere in your filing.

- Utilization of 2013 as the base year could be interpreted to suggest that you expect commodity prices to recover in the near future, which seems inconsistent with your decision to materially reduce your capital budget in 2015 and beyond. Tell us how you determined calculating your measure utilizing 2013 commodity prices is useful, and why you believe 2013 is the appropriate base year as opposed to other prior periods. In addition, indicate in your response your expectation for determining the base year in future presentations of this non-GAAP measurement.

- Explain, in reasonable detail, what you are trying to convey with the language "Normalized for changes in commodity prices across time periods, changes in this performance measure demonstrate an underlying portfolio shift to liquids and more favorable fiscal regimes." If you are trying to demonstrate the impact of changes in product mix, tell us how considered an alternative presentation based on a direct comparison of volumes sold and sales prices between years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief